No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the "prospectus supplement") together with the accompanying short form base shelf prospectus dated December 1, 2020 (the "base shelf prospectus" and, as supplemented by this prospectus supplement, the "prospectus") to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any securities laws of any state of the United States. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to U.S. persons. See "Plan of Distribution".

Information has been incorporated by reference in this prospectus supplement and the base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Vizsla Silver Corp. at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone (604) 551-6770, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED DECEMBER 1, 2020

New Issue	May 28, 2021

VIZSLA SILVER CORP.

$60,000,000

24,000,000 Units

This prospectus supplement of Vizsla Silver Corp. (the "Corporation" or "Vizsla Silver"), together with the accompanying base shelf prospectus to which this prospectus supplement relates, qualifies the distribution (the "Offering") of 24,000,000 units (the "Units") of the Corporation at a price of $2.50 per Unit (the "Offering Price"). The Offering is being made pursuant to an underwriting agreement (the "Underwriting Agreement") dated May 28, 2021 among the Corporation, Canaccord Genuity Corp. as lead underwriter and sole-bookrunner (the "Lead Underwriter"), PI Financial Corp., Clarus Securities Inc., and Sprott Capital Partners LP, (collectively with the Lead Underwriter, the "Underwriters"). See "Plan of Distribution". The terms of the Offering were determined by arm's length negotiation between the Corporation and the Lead Underwriter, with reference to the prevailing market price of the common shares of the Corporation (the "Common Shares").

Each Unit consists of one Common Share (a "Unit Share") and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture (as defined herein), one common share of the Corporation (a "Warrant Share") at a price of $3.25 per Warrant Share at any time prior to 5:00 p.m. (Vancouver time) on the date that is 18 months following the Closing Date (as defined herein) (the "Expiry Date"). The Warrants will be governed by a warrant indenture (the "Warrant Indenture") to be entered into on or before the Closing Date between the Corporation and Computershare Trust Company of Canada (the "Warrant Agent"). See "Description of the Securities Being Distributed".

The Common Shares are listed and posted for trading on the TSX Venture Exchange ("TSXV") under the symbol "VZLA", on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "0G3" and on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "VIZSF". On May 25, 2021, the last trading day before the announcement of the Offering, the closing price of the Common

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Shares on the TSXV was $2.70, on the Frankfurt Exchange was €1.60 and on the OTCQB was US$2.01. On May 27, 2021, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was $2.42, on the Frankfurt Exchange was €1.63 and on the OTCQB was US$2.01.

The Corporation has applied to list the Unit Shares and the Warrant Shares, as well as the Broker Warrant Shares (as defined herein) which may be issued upon exercise of the Broker Warrants (as defined herein) to be issued pursuant to the Offering on the TSXV. Conditional approval for listing of such securities on the TSXV is a condition of closing of the Offering. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV.

There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants that are purchased pursuant to the Offering. In addition, the Warrants will not be listed for trading on the TSXV or any other stock exchange following the Closing Date. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation.

Price: $2.50 per Unit

		Underwriters'	Net Proceeds to the
	Price to the Public	Fee(1)	Corporation(2)

Per Unit	$2.50	$0.15	$2.35

Total(3)(4)	$60,000,000	$3,150,000	$56,850,000

Notes:

(1) The Corporation has agreed to pay the Underwriters a cash fee equal to 6% of the gross proceeds of the Offering (the "Underwriters' Fee"), including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option (as defined herein). The Underwriters will also receive, at Closing, as additional compensation, non-transferable broker warrants (the "Broker Warrants") to purchase that number of Common Shares (the "Broker Warrant Shares") equal to 6% of the aggregate number of Units issued by the Corporation under the Offering (including pursuant to the exercise of the Over-Allotment Option). Each Broker Warrant shall entitle the holder thereof to acquire one Broker Warrant Share at a price of $2.50 per Broker Warrant Share for a period of 18 months from the Closing Date. This prospectus supplement and accompanying base shelf prospectus qualify the distribution of the Broker Warrants. See "Plan of Distribution". In respect of purchasers on the President's List (up to a maximum of $15,000,000), the amount of the Underwriters' Fee will be reduced to 3% of the gross proceeds pursuant to such sales under the Offering and the number of Broker Warrants will be reduced to 3% of the aggregate number of Units issued by the Corporation pursuant to such sales under the Offering. It is expected that the gross proceeds received by the Corporation pursuant to sales to purchasers on the President's List will be $15,000,000.

(2) After deducting the Underwriters' Fee, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3) The Corporation has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to an additional 3,600,000 Units of the Company (the "Over-Allotment Units") at a price of $2.50 per Over-Allotment Unit for additional gross proceeds of up to $9,000,000, solely for the purpose of covering over-allotments made in connection with the Offering, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters: (a) to acquire Over-Allotment Units at the Offering Price, or (b) to acquire additional Warrants (the "Over-Allotment Warrants") at a price of $0.21 per Over-Allotment Warrant, or (c) to acquire any combination of Over-Allotment Units and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Warrants that may be issued under such Over-Allotment Option does not exceed 1,800,000 Over-Allotment Warrants. This prospectus supplement and accompanying base shelf prospectus qualify the grant of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this prospectus supplement and accompanying base shelf prospectus, regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

(4) If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' Fee and the net proceeds to the Corporation (before deducting expenses of the Offering (see note 2 above)), will be $69,000,000, $3,690,000 and $65,310,000, respectively. See "Plan of Distribution" and the table below.

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Number of Common
Underwriters' Position	Shares Available	Exercise Period	Exercise Price

Over-Allotment Option	Up to 3,600,000 Over- Allotment Units	Any time for a period of 30 days following and including the Closing Date	$2.50 per Over-Allotment Unit

Broker Warrants	Up to 1,440,000 Broker Warrant Shares	Any time for a period of 18 months following the Closing Date	$2.50 per Broker Warrant Share

Unless the context otherwise requires, all references to the "Offering", the "Units", the "Unit Shares", the "Warrants", the "Warrant Shares", the "Broker Warrants" and the "Broker Warrant Shares" in this prospectus supplement shall include all securities issuable assuming the exercise of the Over-Allotment Option.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The

Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Units at such price, the offering price for the Units may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. If the selling price is reduced, the compensation received by the Underwriters will be reduced by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Forooghian + Company Law Corporation and Koffman Kalef LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP.

The Offering is being made in the each of the provinces and territories of Canada, except for Québec. The Units will be offered in each of such provinces and territories through the Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Units in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriters. See "Plan of Distribution".

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about June 3, 2021, or on such other date as may be permitted under applicable securities laws and as agreed upon by the Corporation and the Lead Underwriter (the "Closing Date"). The Units, which shall include Units issued to "qualified institutional buyers" ("Qualified Institutional Buyers") within the meaning of Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") in the United States or purchasing for the account or benefit of a U.S. Person as defined in Regulation S under the U.S. Securities Act ("U.S. Person"), are expected to be issued and delivered under the book-based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in electronic form on the Closing Date. Purchasers will only receive a customer confirmation from the registered dealer from or through which the Units are purchased and who is a CDS participant. Units, if any, acquired by Qualified Institutional Buyers in the United States may not be deposited into the facilities of the Depositary Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto. No definitive certificates will be issued unless specifically requested or required. See "Plan of Distribution".

The Underwriters are offering to sell and seeking offers to buy the Units only in those jurisdictions where, and to persons whom, offers and sales are lawfully permitted. The Offering does not constitute an offer to sell or a solicitation of an offer to buy Units in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the Units may have tax consequences in Canada or elsewhere, depending on each prospective investor's specific circumstances. Prospective investors should consult with their own tax advisors with respect to such tax considerations.

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An investment in the Units involves significant risks that should be carefully considered by prospective investors before purchasing Units. The risks outlined in this prospectus supplement, the base shelf prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in Units. See the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of the base shelf prospectus and in this prospectus supplement and in the documents incorporated by reference herein and therein which are available under the Corporation's profile on SEDAR at www.sedar.com.

Owning the Unit Shares and Warrants comprising the Units may subject you to tax consequences. This prospectus supplement and the base shelf prospectus may not describe the tax consequences fully. Purchasers of the Units should read the tax discussion contained in this prospectus supplement and consult their own tax adviser prior to making any investment in the Units. See "Certain Canadian Federal Income Tax Considerations".

Stuart Smith, a director of the Corporation, resides outside of Canada. Mr. Smith has appointed Forooghian + Company Corporate Services Inc. of 353 Water Street, Suite 401, Vancouver, British Columbia, V6B 1B8 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

The Corporation's head office is located at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 and its registered office is located at 353 Water Street, Suite 401, Vancouver, British Columbia, V6B 1B8.

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GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Units and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Units. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

Purchasers should rely only on the information contained in or incorporated by reference into this prospectus supplement and the base shelf prospectus. If the description of the Units or any other information varies between this prospectus supplement and the base shelf prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. The Corporation and the Underwriters have not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different, additional or inconsistent information, such purchasers should not rely on it. Neither the Corporation nor the Underwriters are offering to sell, or seeking offers to buy, the Units in any jurisdiction where offers and sales are not permitted. Purchasers should assume that the information appearing in this prospectus supplement and the base shelf prospectus, as well as information the Corporation has previously filed with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the base shelf prospectus by reference, is accurate as of their respective dates only, regardless of the time of any sale of the Units pursuant hereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

References in this prospectus supplement to "Vizsla Silver", the "Corporation", "we", "us" or "our" refer to Vizsla Silver Corp. and its subsidiaries, unless the context indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated by reference herein, contain "forward-looking information" within the meaning of applicable Canadian securities laws (referred to herein as "forward-looking information"). Forward-looking information includes statements that use forward-looking terminology such as "may", "could", "would", "should", "will", "intend", "plan", "expect", "budget", "estimate", "anticipate", "believe", "continue", "potential" or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Corporation's expectations, strategies and plans for the Panuco Project (as defined below), including the Corporation's current planned exploration, development and permitting activities; the future issuance of Units and the terms, conditions and amount thereof; the Corporation's use of proceeds from the sale of Units; the plan of distribution with respect to the sale of Units; compensation payable to the Underwriters in connection with the sale of the Units; the requirement for additional financing in order to maintain the Corporation's operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Corporation or its assets; future financial or operating performance and condition of the Corporation and its business, operations and properties; the Corporation's operations continuing to be classified as an "essential business" in Mexico; the Corporation's actions to minimize the risks of COVID-19 and variants thereof; statements relating to the proposed effects of the Arrangement (as defined herein); and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management's experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this prospectus supplement including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Panuco Project and pursue planned exploration; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of silver, gold and other metals; the timing and results of exploration and drilling programs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Corporation is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Mexico and the surrounding area with respect to the Panuco Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Corporation considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Corporation and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; fluctuations in the spot and forward price of silver; a failure to achieve commercial viability, despite an acceptable silver price, or the presence of cost overruns which render the Panuco Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Corporation's limited operating history; the Corporation's history of losses and expectation of future losses; credit and liquidity risks associated with the Corporation's financing activities, including constraints on the Corporation's ability to raise and expend funds; delays in the performance of the obligations of the Corporation's contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Corporation's failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Panuco Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Corporation's business and operations; title defects to the Corporation's mineral properties; the Corporation's management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Corporation's failure to comply with laws and regulations or other regulatory requirements; the Corporation's failure to comply with existing approvals, licences and permits, and the Corporation's inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the risks related to equipment shortages, road and water access restrictions and inadequate infrastructure; the Corporation's failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the duration and impact of COVID-19 on the Corporation's business plans, objectives and expected operating results; the adverse impact of competitive conditions in the mineral exploration business; the Corporation's failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Corporation operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Corporation's financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Corporation's not paying dividends in the foreseeable future or ever; failure of the Corporation's information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Corporation become the subject of litigation or regulatory proceedings; costs associated with complying with public Corporation regulatory reporting requirements; and other risks involved in the exploration and development business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions. Additionally, investors should consider the risks related to the Arrangement identified in the Arrangement Circular (as defined herein) under the heading "The Arrangement - Risk Factors Relating to the Arrangement". Although the Corporation has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See "Risk Factors" for a discussion of certain factors investors should carefully consider before deciding to purchase any Units.

The Corporation cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward- looking information.

Forward-looking information contained herein is made as of the date of this prospectus supplement and the Corporation disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Corporation, of Vizsla Copper (as defined herein), and of Canam (as defined herein) incorporated by reference in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this prospectus supplement are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars and references to "€" are to the Euro currency. On May 27, 2021, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.2073 or $1.00 = US$0.8283, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.4723 or $1.00 = €0.6792.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, tax counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") as of the date hereof, the Unit Shares, Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan or tax-free savings account, as those terms are defined in the Tax Act (collectively referred to as "Registered Plans") or a deferred profit sharing plan ("DPSP") (as defined in the Tax Act), provided that: (a) in the case of Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes Tiers 1 and 2 of the TSXV) or the Corporation otherwise qualifies as a "public corporation" (as defined in the Tax Act); and (b) in the case of the Warrants, (i) the Warrants are listed on a "designated stock exchange" as defined in the Tax Act; or (ii) the Warrant Shares are qualified investments as described in (i) above and neither the Corporation, nor any person with whom the Corporation does not deal at arm's length, is an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder or subscriber of, or an annuitant under a Registered Plan, as the case may be, (the "Controlling Individual") will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a "prohibited investment" (as defined in the Tax Act) for the particular Registered Plan. A Unit Share, Warrant Share or Warrant generally will be a "prohibited investment" for a Registered Plan if the Controlling Individual does not deal at arm's length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Unit Shares and Warrant Shares will generally not be a "prohibited investment" if such securities are "excluded property" (as defined in the Tax Act) for the Registered Plan.

Controlling Individuals should consult their own tax advisors as to whether the Unit Shares, Warrant Shares, or Warrants will be a prohibited investment in their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Other documents are also incorporated, or are deemed to be incorporated by reference, into the base shelf prospectus and reference should be made to the base shelf prospectus for full particulars thereof. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of the Corporation at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, telephone (604) 551-6770, and are also available electronically at www.sedar.com.

The following documents, which have been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the annual information form of the Corporation dated October 19, 2020 for the year ended April 30, 2020;

(b) the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2020 and 2019, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the years ended April 30, 2020 and 2019;

(d) the condensed consolidated interim financial statements of the Corporation for the nine months ended January 31, 2021, together with the notes thereto (the "Interim Financial Statements");

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the nine months ended January 31, 2021;

(f) the material change report of the Corporation dated April 27, 2021 in respect of the announcement of the spinout of its copper assets in British Columbia into Vizsla Copper Corp., currently a wholly-owned subsidiary of the Corporation ("Vizsla Copper"), through a statutory plan of arrangement (the "Arrangement");

(g) the material change report of the Corporation dated July 30, 2020 in respect of the announcement of the closing of a bought deal private placement for gross proceeds of $30,448,410;

(h) the material change report of the Corporation dated July 9, 2020 in respect of the announcement of the bought deal private placement referred to immediately above;

(i) the material change report of the Corporation dated June 24, 2020 in respect of the announcement of the first drilling results from the Napoleon Vein Corridor at the Panuco Project;

(j) the material change report of the Corporation dated June 18, 2020 in respect of the announcement of the closing of a bought deal prospectus offering for gross proceeds of $4,623,575;

(k) the material change report of the Corporation dated May 27, 2020 in respect of the announcement of the bought deal prospectus offering referred to immediately above;

(l) the business acquisition report dated June 12, 2020 with respect to the Corporation's acquisition of Canam Alpine Ventures Ltd. ("Canam");

(m) the management information circular of the Corporation dated November 3, 2020 with respect to the Corporation's annual general meeting of shareholders held on December 8, 2020;

(n) the statement of executive compensation of the Corporation filed on October 16, 2020 with respect to the Corporation's executive compensation for the year ended April 30, 2020;

(o) the management information circular of the Corporation dated May 14, 2021 with respect to the Corporation's special meeting of shareholders to be held on June 15, 2021 (the "Special Meeting") in connection with the Arrangement (the "Arrangement Circular");

(p) the technical report titled "Independent NI 43-101 Technical Report on the Blueberry Project" with an effective date of March 4, 2021 and prepared by Michael F. O'Brien, P.Geo., MSc. of Ausenco Engineering Canada Inc. (the "Blueberry Technical Report") in respect of the

Blueberry Project (as defined herein);

(q) the technical report titled "NI 43-101 Technical Report Summary Report on the Carruthers Pass Property" with an effective date of April 12, 2021 and prepared by Geoffrey Goodall, P.Geo. of Global Geological Services Inc. (the "Carruthers Pass Technical Report") in respect of the Carruthers Pass Project (as defined herein); and

(r) the template version of the term sheet dated May 26, 2021 in connection with the Offering (the "Marketing Document").

Any documents of the type required to be incorporated by reference in a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators, including any documents of the type referred to above (excluding confidential material change reports, if any), filed by the Corporation with the various securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into and form an integral part of this prospectus. Any statement contained in this prospectus supplement, the base shelf prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the offering of Units hereunder shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the base shelf prospectus, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this prospectus.

MARKETING DOCUMENT

The Marketing Document does not form part of this prospectus supplement and the accompanying base shelf prospectus to the extent that the contents of the Marketing Document have been modified or superseded by a statement contained in this prospectus supplement and the accompanying base shelf prospectus. Any "template version" of any "marketing materials" (each as defined in National Instrument 41-101 - General Prospectus Requirements) that has been, or will be, filed on SEDAR (www.sedar.com) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus solely for the purposes of the Offering.

THE CORPORATION

The Corporation is a junior mineral exploration company focused on creating shareholder value through discovery. The Corporation has an option to acquire a 100% interest in the mineral property known as the "Panuco Silver-Gold Project" (the "Panuco Project") located in the Panuco-Copala mining district in the municipality of Concordia in the State of Sinaloa, Mexico, which interest the Corporation holds through its wholly-owned subsidiary, Canam. As of the date hereof, the only material property of the Corporation is the Panuco Project.

On February 5, 2021, the Corporation changed its name from "Vizsla Resources Corp." to "Vizsla Silver Corp.".

On April 20, 2021, the Corporation announced that its board of directors had unanimously approved the spinout of its copper assets in British Columbia into Vizsla Copper, currently a wholly-owned subsidiary of the Corporation, pursuant to an arrangement agreement entered into between the Corporation and Vizsla Copper dated April 19, 2021 (the "Arrangement Agreement"). If the Arrangement becomes effective, common shares of Vizsla Copper will be distributed to shareholders of the Corporation (including, for certainty, holders of Unit Shares and Warrant Shares) in accordance with the Arrangement Agreement and Vizsla Copper will no longer be a wholly-owned subsidiary of the Corporation. If the Arrangement becomes effective, shareholders of the Corporation will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia (the "Blueberry Project") and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia (the "Carruthers Pass Project") and (ii) Vizsla Silver, which will continue to advance the Panuco Project. To be effective, among other things, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by shareholders of the Corporation present or represented by proxy at the Special Meeting. Only shareholders of the Corporation at the close of business on May 17, 2021 are entitled to receive notice of and vote at the Special Meeting or any adjournment(s) or postponement(s) thereof. Purchasers of Units under the Offering are advised that they will not be entitled to attend or vote at the Special Meeting in their capacity as holders of Unit Shares or Warrant Shares. Further information regarding the proposed effects of the Arrangement can be found in the Arrangement Circular incorporated by reference herein.

Further information regarding the business and operations of the Corporation can be found in the Corporation's annual information form and the other materials incorporated or deemed to be incorporated by reference into this prospectus supplement (including but not limited to the Arrangement Circular). See "Documents Incorporated by Reference", and see also "Risk Factors" in this prospectus supplement, the base shelf prospectus, the Corporation's annual information form, and the Arrangement Circular.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the Interim Financial Statements, which have not been disclosed in this prospectus supplement or the documents incorporated by reference herein.

The following table sets forth the consolidated capitalization of the Corporation as at the date of the Interim Financial Statements and as at such date, on an adjusted basis, after giving effect to the issuance of the Units in connection with the Offering as well as the issuance of other Common Shares subsequent to January 31, 2021. The table should be read in conjunction with the Interim Financial Statements, including the notes thereto and the related management's discussion and analysis.

As at January 31, 2021,
after giving effect to the
		As at January 31, 2021,	Offering and the full
		after giving effect to the	exercise of the Over-
	As at January 31, 2021	Offering (3)	Allotment Option) (3)
	(unaudited)	(unaudited)	(unaudited)

Current Liabilities	$257,811	$257,811	$257,811

Long Term Liabilities	Nil	Nil	Nil

Common Shares	91,246,366	123,057,723(1)	126,657,723(1

Convertible securities	23,767,784 warrants(2) 8,852,000 stock options	31,258,981 warrants(2) 8,860,000 stock options	33,238,981 warrants(2) 8,860,000 stock options

Notes:

(1) Reflects issuances of Common Shares subsequent to January 31, 2021 and unrelated to the Offering. See "Prior Sales - Common Shares".

(2) Includes warrants, compensation options, and broker warrants.

(3) Assuming issuance of the Units and the Broker Warrants, but no exercise of the Warrants or Broker Warrants or any other outstanding convertible securities. See "Plan of Distribution".

USE OF PROCEEDS

After deducting the Underwriters' Fee of $3,150,000 (or $3,690,000 if the Over-Allotment Option is exercised in full) and expenses of the Offering estimated to be $300,000, the net proceeds to the Corporation from the Offering are estimated to be $56,550,000 (or $65,010,000 if the Over-Allotment Option is exercised in full). See "Plan of Distribution".

The net proceeds from the Offering (assuming no exercise of the Over-Allotment Option) are expected to be used by the Corporation as set out in the table below. Any net proceeds realized on exercise of the Over-Allotment Option are expected to be applied to unallocated general working capital.

Use of Proceeds	Approximate Amount

Exploration and development of the Panuco Project(1)	$16,400,000
Option payments in connection with the Panuco Project(2)	$28,000,000
Potential future acquisitions(3)	$4,000,000
General and administrative expenses(4)	$4,000,000
Unallocated working capital	$4,150,000
Total	$56,550,000

Notes:

(1) The Corporation expects to complete the following exploration and development on the Panuco Project in the next 12 months from the date of this prospectus supplement: (a) continuing the large-scale drilling program at the Panuco Project in order to define the extent of mineralization at the Napoleon and Tajitos targets with a view to completing a resource estimate, (b) completing additional mapping, sampling, geophysics and drilling to find new bodies of mineralization, (c) undertaking metallurgy, mine engineering studies, a review of mill optimization options, an environmental base line study and drill testing of historic tailings facilities to provide additional information ahead of commercial decisions on a timeline to production.

(2) The Corporation has a right to earn a 100% interest in the Panuco Project by, among other things, making payments of a total of US$23,080,000 on or before August 8, 2026. The Corporation anticipates accelerating US$22,350,000 of such payments in the next 12 months from the date of this prospectus supplement.

(3) These funds are anticipated to be allocated towards possible acquisitions of assets in Mexico. No specific transaction has been identified as of the date of this prospectus supplement. The Corporation anticipates that any potential acquisitions could occur in the next 12 months from the date of this prospectus supplement.

(4) Consists of office and miscellaneous ($750,000), marketing expenses ($575,000), shareholder communication ($250,000), consulting fees ($1,800,000), transfer agent and filing fees ($100,000), insurance ($50,000), professional fees ($400,000) and travel and promotion ($75,000).

The Corporation currently intends to spend the net proceeds of the Offering as stated in this prospectus supplement. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors".

Until applied, the net proceeds will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof. Unallocated funds from the Offering will be added to the working capital of the Corporation, and will be expended at the discretion of management.

The Corporation has had negative operating cash flow in recent years. The Corporation anticipates that it will continue to have negative operating cash flow until such time, if ever, that commercial production is achieved at the Panuco Project. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital, including the net proceeds from the Offering, to fund such negative cash flow. There are no assurances that the Corporation will not experience negative cash flow from operations in the future. See "Risk Factors".

Business Objectives

The Corporation is focused on the advancement of the Panuco Project. The net proceeds of the Offering will be used to accelerate the Corporation's development of the Panuco Project and allow the Corporation to make the earn-in payments under the terms of the option agreements relating to the Panuco Project, giving the Corporation full ownership of the Panuco Project as set forth above. Additionally, although the Corporation has not executed any agreements in respect to any acquisitions, the additional capital will allow the Corporation to take advantage of such any opportunity if it arises. No assurance can be given that the Corporation will be able to execute on any acquisition opportunity and accordingly, the Corporation may from time to time reallocate a portion of the net proceeds obtained from the Offering primarily for working capital and general corporate purposes having regard to the Corporation's circumstances at the relevant time. See "Risk Factors".

Stewart Harris, P.Geo. of Harris Geological Services is the "qualified person" who supervised the preparation of the above use of proceeds disclosure and is of the view that the proposed expenditure amounts and business objectives in respect of the exploration and development work proposed to be completed on the Panuco Project is reasonable.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Units

Each Unit is comprised of one Unit Share (being a Common Share forming a part of each Unit) and one-half of one Warrant, subject to adjustment in certain circumstances in accordance with the Warrant Indenture. The Units will separate into Unit Shares and Warrants immediately upon issue.

Unit Shares

The Corporation's authorized capital consists of an unlimited number of Common Shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 99,057,723 Common Shares issued and outstanding. As of the Closing Date of the Offering, and assuming no further Common Shares are issued upon the exercise of outstanding warrants or options, the Corporation will have 123,057,723 Common Shares issued and outstanding or, if the Over-Allotment Option is exercised in full, 126,657,723 Common Shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive pro rata the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No Common Shares have been issued subject to call or assessment. There are no pre-emptive, conversion or exchange rights and no provisions for redemption, retraction, purchase for cancellation, surrender, or sinking or purchase funds. There are no provisions restricting the issuance of additional Common Shares or requiring a shareholder to contribute additional capital.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).

As of the date of this prospectus supplement, the Corporation has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Corporation's board of directors and will depend on, among other things, the Corporation's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture to be entered into on or before the Closing Date between the Corporation and Computershare Trust Company of Canada as Warrant Agent. Under the Warrant Indenture, each Warrant will entitle the holder thereof to acquire, subject to adjustment in accordance with the Warrant Indenture, one Warrant Share at an exercise price of $3.25 per Warrant Share at any time prior to 5:00 p.m. (Vancouver time) on the Expiry Date, which is the date that is 18 months following the Closing Date, after which time the Warrants shall be void and of no value or effect. The Warrants will not be listed on the TSXV or any other stock exchange or marketplace.

The following summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the executed Warrant Indenture. Reference is made to the Warrant Indenture for the full text of the attributes of the Warrants which, following the closing of the Offering, (i) will be filed on SEDAR under the issuer profile of Vizsla Silver at www.sedar.com, or (ii) may be obtained on request without charge from the Corporate Secretary of Vizsla Silver at Suite 700, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 (telephone: (604) 551-6770). A register of holders of Warrants will be maintained at the principal offices of the Warrant Agent in Vancouver, British Columbia.

The Warrant Indenture will provide, in the event of certain alterations of the Common Shares, that the number of Common Shares which may be acquired by a holder of Warrants upon the exercise thereof will be subject to standard anti-dilution provisions governed by the Warrant Indenture, including provisions for the appropriate adjustment of the class, number and price of the securities issuable under the Warrant Indenture upon the occurrence of certain events including but not limited to any subdivision, consolidation, or reclassification of the shares, payment of dividends outside of the ordinary course, or amalgamation/merger of the Corporation.

No fractional Warrant Shares will be issuable to any holder of Warrants upon the exercise thereof, and no cash or other consideration will be paid in lieu of fractional shares. The holding of Warrants will not make the holder thereof a shareholder of the Corporation or entitle such holder to any right or interest in respect of the Warrant Shares except as expressly provided in the Warrant Indenture. Holders of Warrants will not have any voting or preemptive rights or any other rights of a holder of Common Shares.

The Corporation will also covenant in the Warrant Indenture, during the period in which the Warrants are exercisable, to give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least two days prior to the record date or effective date, as the case may be, of such event.

The Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of the applicable state of the United States, and the Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and the securities laws of the applicable state of the United States is available and the Corporation has received an opinion of legal counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation. Notwithstanding the foregoing, a holder who is a Qualified Institutional Buyer at the time of exercise of the Warrants who purchased Units in the Offering or for the account or benefit of, persons in the United States or U.S. Persons will not be required to deliver an opinion of legal counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

The Warrant Indenture will provide that, from time to time, the Warrant Agent and the Corporation, without the consent of the holders of Warrants, may be able to amend or supplement the Warrant Indenture for certain purposes, including rectifying any ambiguities, defective provisions, clerical omissions or mistakes, or other errors contained in the Warrant Indenture or in any deed or indenture supplemental or ancillary to the Warrant Indenture, provided that, in the opinion of the Warrant Agent, relying on counsel, the rights of the holders of Warrants are not prejudiced, as a group.

The Warrant Indenture will also contain provisions making binding upon the holders of Warrants all resolutions passed at meetings of such holders in accordance with such provisions or by instruments in writing signed by holders of Warrants holding a specified percentage of the Warrants. Any amendment or supplement to the Warrant Indenture that is prejudicial to the interests of the holders of Warrants, as a group, will be subject to approval by an "Extraordinary Resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 ⅔% of the aggregate number of all the then outstanding Warrants represented at the meeting in person or by proxy and voted on the poll upon such resolution, or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 ⅔% of the number of all of the then outstanding Warrants.

The Warrant Indenture also provides that a holder of Warrants may not exercise warrants to acquire Common Shares that would result in such holder holding 20% or more of the issued and outstanding Common Shares without prior approval of the TSXV and the consent of the Corporation.

The principal transfer office of the Warrant Agent in Vancouver, British Columbia is the location at which Warrants may be surrendered for exercise or transfer.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase, as principals, and the Corporation has agreed to issue and sell, subject to compliance with all necessary legal requirements and pursuant to the terms and conditions of the Underwriting Agreement, on the Closing Date, an aggregate of 24,000,000 Units at the Offering Price, payable in cash to the Corporation against delivery of the Units. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of "material change out", "disaster and regulatory out", and "breach out" provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units if any of such Units are purchased under the Underwriting Agreement.

The Corporation has granted to the Underwriters an Over-Allotment Option to purchase up to an additional 3,600,000 Over-Allotment Units at a price of $2.50 per Over-Allotment Unit for additional gross proceeds of up to $9,000,000, solely for the purpose of covering over-allotments made in connection with the Offering, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters: (a) to acquire Over-Allotment Units at the Offering Price, or (b) to acquire additional Over-Allotment Warrants at a price of $0.21 per Over-Allotment Warrant, or (c) to acquire any combination of Over-Allotment Units and Over-Allotment Warrants, so long as the aggregate number of Over-Allotment Warrants that may be issued under such Over- Allotment Option does not exceed 1,800,000 Over-Allotment Warrants. This prospectus supplement and accompanying base shelf prospectus qualify the grant of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this prospectus supplement and accompanying base shelf prospectus, regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' Fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately $69,900,000, $3,690,000 and $65,310,000, respectively.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a cash fee equal to 6% of the gross proceeds of the Offering, being the Underwriters' Fee, including in respect of any gross proceeds raised on the exercise of the Over-Allotment Option. The Underwriters will also receive, at Closing, as additional compensation, non-transferable Broker Warrants to purchase that number of Broker Warrant Shares equal to 6% of the aggregate number of Units issued by the Corporation under the Offering (including pursuant to the exercise of the Over-Allotment Option). Each Broker Warrant shall entitle the holder thereof to acquire one Broker Warrant Share at a price of $2.50 per Broker Warrant Share for a period of 18 months from the Closing Date. In respect of purchasers on the President's List (up to a maximum of $15,000,000) the amount of the Underwriters' Fee will be reduced to 3% of the gross proceeds pursuant to such sales under the Offering and the number of Broker Warrants will be reduced to 3% of the aggregate number of Units issued by the Corporation pursuant to such sales under the Offering. This prospectus supplement and accompanying base shelf prospectus qualify the distribution of the Broker Warrants.

The Offering Price and other terms of the Offering were determined by arm's length negotiation between the Corporation and the Lead Underwriter, with reference to the prevailing market price of the Common Shares.

The Underwriting Agreement also provides that the Corporation will reimburse the Underwriters for certain expenses incurred in connection with the Offering and will indemnify the Underwriters, their affiliates and subsidiaries and their directors, officers, employees, shareholders, partners, agents and advisors against certain liabilities and expenses and will contribute to payments that the Underwriters may be required to make in respect thereof.

The Offering is being made in the each of the provinces and territories of Canada, except for Québec. The Units will be offered in each of such provinces and territories through the Underwriters or their affiliates who are registered to offer the Units for sale in such provinces and territories and such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer the Units in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriters.

The Corporation has applied to list the Unit Shares and the Warrant Shares, as well as the Broker Warrant Shares which may be issued upon exercise of the Broker Warrants to be issued pursuant to the Offering on the TSXV. Conditional approval for listing of such securities on the TSXV is a condition of closing of the Offering. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV.

The Underwriters propose to offer the Units initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Units at such price, the offering price for the Units may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. If the selling price is reduced, the compensation received by the Underwriters will be reduced by the amount that the aggregate price paid by the purchasers for the Units is less than the gross proceeds paid by the Underwriters to the Corporation. In addition, the Underwriters may offer selling group participation to other registered dealers that are satisfactory to the Corporation, acting reasonably, with compensation to be negotiated between the Underwriters and such selling group participants, but at no additional cost to the Corporation.

Pursuant to the Underwriting Agreement, the Corporation has agreed for the benefit of the Underwriters that it will not, directly or indirectly, issue or sell any Common Shares or financial instruments convertible or exercisable into Common Shares or announce any intention to do so until the date which is 90 days after the Closing Date without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances, in each case pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing mineral property agreements; (iv) pursuant to the Offering, including the Over-Allotment Option; and (v) the issuance of securities by the Corporation in connection with property or share acquisitions in the normal course of business.

Pursuant to the Underwriting Agreement, the Corporation has also agreed for the benefit of the Underwriters that it will use its best efforts to cause each of its directors, officers and principal shareholders to enter into lock-up agreements in a form satisfactory to the Corporation and the Lead Underwriter, on behalf of the Underwriters, in both cases acting reasonably, to be executed concurrently with the closing of the Offering, pursuant to which each such person agrees, among other things, to not, for a period of 90 days from the Closing Date, directly or indirectly, dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned (or hereinafter acquired) directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation, subject to the exceptions negotiated by the Corporation and the Underwriters.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Units ends, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Common Shares permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities;

(ii) a bid or purchase made for or on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriters during the period of distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSXV, in the over-the-counter market or otherwise.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about June 3, 2021, or on such other date as may be permitted under applicable securities laws and as agreed upon by the Corporation and the Underwriters. It is expected that the Units distributed under this prospectus supplement and accompanying base shelf prospectus will be issued and delivered under the book-based system through CDS or its nominee and be deposited in electronic form with CDS on the Closing Date. Purchasers, including Qualified Institutional Buyers in the United States or purchasing for the account or benefit of a U.S. Person who are acquiring Units pursuant to Rule 144A under the U.S. Securities Act, will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Units are purchased. Units, if any, acquired by such Qualified Institutional Buyers in the United States may not be deposited into the facilities of the Depositary Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto. No definitive certificates will be issued unless specifically requested or required.

Offering in the United States

The Unit Shares and Warrants comprising the Units offered hereby and the Warrant Shares issuable upon exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, to, or for the account or benefit of, a person in the U.S. or a U.S. Person, unless registered under the U.S. Securities Act or an exemption from such registration is available, and the Warrants and will bear a legend stating such..

The Underwriters have agreed that, except as permitted by the Underwriting Agreement and as expressly permitted by applicable U.S. federal securities laws and the securities laws of the applicable state of the United States, it will not offer or sell the Units at any time to, or for the account or benefit of, any person in the United States or any U.S. Person as part of its distribution. The Underwriting Agreement permits the Underwriters acting through their United States broker-dealer affiliate to reoffer and resell the Units it has acquired pursuant to the Underwriting Agreement in the United States and to, or for the account or benefit of U.S. Persons, that are Qualified Institutional Buyers in compliance with Rule 144A under the U.S. Securities Act and applicable U.S. state securities laws. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States to non-U.S. Persons only in accordance with Rule 903 of Regulation S. The Units, and the Unit Shares and Warrants comprising the Units, that are offered or sold to, or for the account or benefit of, a person in the United States or a U.S. Person, and any Warrant Shares issued upon the exercise of such Warrants, will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be subject to restrictions to the effect that such securities have not been registered under the U.S. Securities Act or the securities laws of the applicable state of the United States and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and the securities laws of the applicable state of the United States.

The Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of the applicable state of the United States, and the Warrants will not be exercisable by or on behalf of a person in the United States or a U.S. Person, nor will certificates representing the Warrant Shares be registered or delivered to an address in the United States, unless an exemption from registration under the U.S. Securities Act and the securities laws of the applicable state of the United States is available and the Corporation has received an opinion of legal counsel of recognized standing or other evidence to such effect in form and substance reasonably satisfactory to the Corporation. Notwithstanding the foregoing, a holder who is a Qualified Institutional Buyer at the time of exercise of the Warrants who purchased Units in the Offering or for the account or benefit of, persons in the United States or U.S. Persons will not be required to deliver an opinion of legal counsel or such other evidence in connection with the exercise of Warrants that are a part of those Units.

This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered under the Offering in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act and similar exemptions under applicable state securities law.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the TSXV and trade under the symbol "VZLA". The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the TSXV for the previous 12 months (as reported by the TSXV) prior to the date of this prospectus supplement.

Month	High $	Low $	Volume
May 1 to May 27, 2021	2.84	2.01	11,833,373

April 2021	2.01	1.60	4,916,418

March 2021	1.63	1.26	4,442,736

February 2021	1.79	1.51	4,611,055

January 2021	1.88	1.40	7,046,077

December 2020	1.73	1.29	5,682,823

November 2020	1.79	1.32	4,555,016

October 2020	1.93	1.36	7,057,284

September 2020	1.87	1.35	7,808,475

August 2020	2.79	1.57	12,441,321

July 2020	2.93	0.88	25,323,048

June 2020	0.98	0.395	15,819,756

On May 25, 2021, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSXV was $2.70. On May 27, 2021, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSXV was $2.42.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

Date	Security	Price	Number of Securities
June 18, 2020	Common Shares(4)	$0.43	10,752,500
June 29, 2020	Common Shares(3)	$0.40	70,453
June 29, 2020	Common Shares(2)	$0.25	35,000
June 29, 2020	Common Shares(1)	$0.15	1,000
July 2, 2020	Common Shares(3)	$0.40	61,027
July 2, 2020	Common Shares(2)	$0.25	225,000
July 6, 2020	Common Shares(3)	$0.40	50,000
July 7, 2020	Common Shares(3)	$0.40	3,750
July 7, 2020	Common Shares(2)	$0.25	200,000
July 7, 2020	Common Shares(1)	$0.15	500
July 8, 2020	Common Shares(3)	$0.40	33,225
July 9, 2020	Common Shares(3)	$0.40	1,875
July 9, 2020	Common Shares(5)	$0.17	25,000
July 10, 2020	Common Shares(3)	$0.40	285,891

Date	Security	Price	Number of Securities
July 10, 2020	Common Shares(2)	$0.25	656,816
July 13, 2020	Common Shares(3)	$0.40	103,486
July 13, 2020	Common Shares(2)	$0.25	54,578
July 13, 2020	Common Shares(1)	$0.15	8,425
July 13, 2020	Common Shares(6)	$0.56	10,000
July 14, 2020	Common Shares(2)	$0.25	40,000
July 14, 2020	Common Shares(5)	$0.17	25,000
July 15, 2020	Common Shares(3)	$0.40	375
July 17, 2020	Common Shares(6)	$0.56	50,000
July 17, 2020	Common Shares(1)	$0.15	10,125
July 17, 2020	Common Shares(2)	$0.25	175,000
July 20, 2020	Common Shares(3)	$0.40	375
July 27, 2020	Common Shares(1)	$0.15	1,250
July 28, 2020	Common Shares(3)	$0.40	1,028
July 30, 2020	Common Shares(7)	$1.87	16,283,000
July 31, 2020	Common Shares(2)	$0.25	10,000
August 4, 2020	Common Shares(2)	$0.25	627,300
August 6, 2020	Common Shares(2)	$0.25	40,000
August 6, 2020	Common Shares(3)	$0.40	1,500
August 10, 2020	Common Shares(3)	$0.40	9,310
August 14, 2020	Common Shares(3)	$0.40	12,450
August 18, 2020	Common Shares(2)	$0.25	39,000
August 21, 2020	Common Shares(2)	$0.25	666,000
August 26, 2020	Common Shares(3)	$0.40	21,825
August 27, 2020	Common Shares(3)	$0.40	1,028
September 3, 2020	Common Shares(2)	$0.25	33,333
September 3, 2020	Common Shares(3)	$0.40	7,350
September 8, 2020	Common Shares(3)	$0.40	2,100
September 15, 2020	Common Shares(1)	$0.15	2,592
September 21, 2020	Common Shares(3)	$0.40	1,200
October 5, 2020	Common Shares(3)	$0.40	375
October 7, 2020	Common Shares(2)	$0.25	100,000
October 7, 2020	Common Shares(8)	$0.43	645,150
October 9, 2020	Common Shares(3)	$0.40	1,233
October 9, 2020	Common Shares(2)	$0.25	260,000
November 2, 2020	Common Shares(3)	$0.40	16,875

Date	Security	Price	Number of Securities
November 23, 2020	Common Shares(2)	$0.25	21,833
November 23, 2020	Common Shares(3)	$0.40	2,062
November 24, 2020	Common Shares(12)	$1.43	5,953
November 27, 2020	Common Shares(3)	$0.40	4,950
January 11, 2021	Common Shares(5)	$0.17	36,000
January 11, 2021	Common Shares(3)	$0.40	8,695
January 13, 2021	Common Shares(2)	$0.25	100,000
February 4, 2021	Common Shares(2)	$0.25	111,866
February 4, 2021	Common Shares(9)	$0.15	550,000
February 4, 2021	Common Shares(6)	$0.56	75,000
February 4, 2021	Common Shares(5)	$0.17	400,000
February 4, 2021	Common Shares(10)	$0.69	325,000
February 4, 2021	Common Shares(11)	$0.79	150,000
February 8, 2021	Common Shares(6)	$0.56	75,000
February 8, 2021	Common Shares(3)	$0.40	4,050
February 12, 2021	Common Shares(10)	$0.69	20,000
February 24, 2021	Common Shares(2)	$0.25	666,000
February 24, 2021	Common Shares(12)	$0.72	40,000
March 1, 2021	Common Shares(3)	$0.40	52,756
March 2, 2021	Common Shares(12)	$1.57	10,428
March 10, 2021	Common Shares(6)	$0.56	85,000
March 10, 2021	Common Shares(13)	$0.72	30,000
March 26, 2021	Common Shares(12)	$1.35	12,127
March 27, 2021	Common Shares(6)	$0.56	40,000
April 21, 2021	Common Shares(2)	$0.25	140,318
April 27, 2021	Common Shares(3)	$0.40	1,500
April 29, 2021	Common Shares(2)	$0.25	33,333
May 7, 2021	Common Shares(2)	$0.25	666,666
May 11, 2021	Common Shares(6)	$0.56	100,000
May 14, 2021	Common Shares(2)	$0.25	133,000
May 14, 2021	Common Shares(14)	$1.87	831
May 17, 2021	Common Shares(2)	$0.25	250,316
May 21, 2021	Common Shares(2)	$0.25	2,775,666
May 21, 2021	Common Shares(15)	$2.15	80,000
May 21, 2021	Common Shares(11)	$0.79	50,000
May 27, 2021	Common Shares(2)	$0.25	932,500

Notes:

(1) Issued upon exercise of previously issued warrants of the Corporation.

(2) Issued upon exercise of warrants issued in connection with a private placement completed on June 6, 2019.

(3) Issued upon exercise of compensation options issued in connection with a private placement completed on November 28, 2019.

(4) Issued in connection with a prospectus offering completed on June 18, 2020.

(5) Issued upon exercise of stock options issued on June 13, 2019.

(6) Issued upon exercise of stock options issued on December 24, 2019.

(7) Issued in connection with a private placement completed on July 30, 2020.

(8) Issued upon exercise of broker warrants issued in connection with a prospectus offering completed on June 18, 2020.

(9) Issued upon exercise of stock options issued on February 27, 2019.

(10) Issued upon exercise of stock options issued on December 30, 2019.

(11) Issued upon exercise of stock options issued on June 29, 2020.

(12) Issued in connection with services provided pursuant to a prospecting services agreement signed on August 28, 2020.

(13) Issued upon exercise of stock options issued on January 7, 2020.

(14) Issued upon exercise of broker warrants issued in connection with a prospectus offering completed on July 30, 2020.

(15) Issued upon exercise of stock options issued on August 6, 2020.

Warrants

The following table summarizes details of the warrants and broker warrants issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

Date	Security	Exercise Price	Number of Securities
June 18, 2020	Broker Warrants(1)	$0.43	645,150
July 30, 2020	Broker Warrants(2)	$1.87	962,582
July 30, 2020	Warrants(2)	$2.40	16,283,000

Notes:

(1) Issued in connection with a prospectus offering completed on June 18, 2020.

(2) Issued in connection with a private placement completed on July 30, 2020.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during the 12 months prior to the date of this prospectus supplement.

Date	Security	Exercise Price	Number of Securities
June 29, 2020	Stock Options(1)	$0.79	1,570,000
August 6, 2020	Stock Options(2)	$2.15	1,770,000
August 27, 2020	Stock Options(3)	$1.76	75,000
October 1, 2020	Stock Options(4)	$1.46	125,000
January 12, 2021	Stock Options(5)	$1.71	60,000
February 17, 2021	Stock Options(6)	$1.50	2,138,000

Notes:

(1) Issued to directors, officers, employees and consultants of the Corporation. Expire June 29, 2025 and vest over two years.

(2) Issued to directors, officers, employees and consultants of the Corporation. Expire August 6, 2025 and vested immediately.

(3) Issued to a consultant of the Corporation. Expire August 27, 2025 and vested immediately.

(4) Issued to an officer of the Corporation. Expire October 1, 2025 and vested immediately.

(5) Issued to a consultant of the Corporation. Expire January 12, 2026 and vest over two years.

(6) Issued to directors, officers, employees and consultants of the Corporation. Expire February 17, 2021 and vest over two years.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Units, consisting of one Unit Share and one-half of one Warrant, pursuant to the Offering and Warrant Shares upon the exercise of Warrants. For purposes of this summary, references to Common Shares include Unit Shares and Warrant Shares unless otherwise indicated.

This summary applies only to a purchaser who is a beneficial owner of Unit Shares and Warrants acquired pursuant to this Offering, and who, for the purposes of the Tax Act, and at all relevant times, deals at arm's length with the Corporation and the Underwriter, is not affiliated with the Corporation or the Underwriter, and who acquires and holds the Unit Shares and Warrants, and will hold any Warrant Shares acquired on the exercise of Warrants, as capital property (a "Holder"). Generally, the Common Shares and Warrants will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Shares or Warrants in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii), an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act; (v) that has or will enter into a "derivative forward agreement" or "synthetic disposition arrangement", as those terms are defined in the Tax Act, with respect to the Common Shares or Warrants; or (f) that receives dividends on the Common Shares under or as part of a "dividend rental arrangement", as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Units.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada or a corporation that does not deal at arm's length, for purposes of the Tax Act, with a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Units, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm's length for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units.

This summary is based upon the current provisions of the Tax Act and the regulations in force as of the date hereof (the "Regulations"), counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). This summary assumes that the Tax Proposals will be enacted substantially as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA's administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Cost

The purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and one- half of a Warrant comprising a Unit to determine the cost of each to the Holder for purposes of the Tax Act. For its purposes, the Corporation intends to allocate $2.40 of the Offering Price of each Unit as consideration for the issue of each Unit Share and $0.10 of the Offering Price of each Unit as consideration for the issue of each one-half of a Warrant. Although the Corporation believes that its allocation is reasonable, it is not binding on the CRA or the Holder, and no opinion is expressed with respect to such allocation. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost allocated to the Unit Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will be deemed not to constitute a disposition of property for purposes of the Tax Act. As a result, no gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares owned by the Holder as capital property immediately prior to the exercise of the Warrant.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is or is deemed to be resident in Canada at all relevant times ("Resident Holder"). A Resident Holder whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Common Shares, and every other "Canadian security" (as defined in the Tax Act), held by such person, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Dividends

Dividends received or deemed to be received on the Common Shares will be included in computing a Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross- up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals (other than certain trusts) in respect of "eligible dividends" designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as "eligible dividends".

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is a corporation must be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing taxable income.

Dispositions of Common Shares and Warrants

Upon a disposition or a deemed disposition of a Common Share (except to the Corporation unless purchased by the Corporation in the open market in the manner in which shares would normally be purchase by any member of the public in an open market or in a tax-deferred transaction) or a Warrant (other than on the exercise thereof), a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Resident Holder immediately before the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) also may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of the minimum tax.

Holders Not Resident in Canada

This portion of the summary is generally applicable to Holders who for the purposes of the Tax Act (i) have not been and will not be deemed to be resident in Canada at any time while they hold Common Shares or Warrants; and (ii) do not use or hold the Common Shares or Warrants in connection with carrying on a business in Canada ("Non- Resident Holders").

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or that is an "authorized foreign bank" (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Non-Resident Holder will generally realize a capital loss equal to the Non-Resident Holder's adjusted cost base of such Warrant. The tax treatment of capital losses is discussed in greater detail below under the heading "Dispositions of Common Shares and Warrants". Non-Resident Holders should consult their own tax advisors with respect to the expiry of Warrants.

Dividends

Dividends paid or credited or deemed to be paid or credited on Common Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and fully entitled to benefits under the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Corporation's voting shares).

Dispositions of Common Shares and Warrants

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share or a Warrant, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Share or Warrant constitutes "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which includes the TSXV), at the time of disposition, the Common Shares and Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, partnerships in which the Non- Resident Holder or such non arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares of the Corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law rights in such properties, whether or not such property exists. Notwithstanding the foregoing, a Common Share or Warrant may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Non-Resident Holders should consult their own tax advisors as to whether their Common Shares or Warrants constitute "taxable Canadian property" in their own particular circumstances.

A Non-Resident Holder's capital gain (or capital loss) in respect of a disposition of Common Shares or Warrants that constitute or are deemed to constitute taxable Canadian property to a Non-Resident Holder (and are not "treaty- protected property" as defined in the Tax Act) will generally be computed in the manner described above under the subheading "Holders Resident in Canada - Dispositions of Common Shares and Warrants". Non-Resident Holders whose Common Shares or Warrants are taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.

INTERESTS OF EXPERTS

The following are the names of each person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included herein or in a document incorporated by reference, and whose profession or business gives authority to such report, valuation, statement or opinion:

1. MNP LLP provided an auditor's report in respect of the Corporation's consolidated financial statements for the years ended April 30, 2020 and 2019. MNP LLP has advised that it is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

2. MNP LLP provided an auditor's report in respect of Canam's consolidated financial statements for the years ended May 31, 2019 and 2018. MNP LLP has advised that it is independent of Canam within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accounts of British Columbia.

3. MNP LLP provided an auditor's report in respect of Vizsla Copper's carve-out financial statements for the nine months ended April 30, 2020 and the period from January 16, 2019 (date of acquisition by Vizsla Silver Corp.) to April 30, 2019. MNP LLP has advised that it is independent of Vizsla Copper within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

4. Stewart Harris, P.Geo. of Harris Geological Services is the qualified person who authored the technical report titled "Technical Report on the Panuco Silver-Gold Project Concordia, Sinaloa, Mexico" with an amended effective date of June 15, 2020 and reviewed and approved the scientific and technical information disclosed in this prospectus supplement and documents incorporated by reference relating to the Panuco Project. To the knowledge of the Corporation, none of the author nor the firm he works with had an interest in any securities or other properties of the Corporation, its associates or affiliates as at the date of the date hereof.

5. Michael O'Brien, P.Geo., MSc. of Ausenco Engineering Canada Inc. is the qualified person who authored the Blueberry Technical Report and who reviewed and approved the scientific and technical information disclosed in this prospectus supplement and documents incorporated by reference relating to the Blueberry Project. To the knowledge of the Corporation, none of the author nor the firm he works with had an interest in any securities or other properties of the Corporation, its associates or affiliates as at the date of the Blueberry Technical Report or as at the date hereof.

6. Geoffrey Goodall, P.Geo. of Global Geological Services Inc. is the qualified person who authored the Carruthers Pass Technical Report and who reviewed and approved the scientific and technical information disclosed in this prospectus supplement and documents incorporated by reference relating to the Carruthers Pass Project. To the knowledge of the Corporation, none of the author nor the firm he works with had an interest in any securities or other properties of the Corporation, its associates or affiliates as at the date of the Carruthers Pass Technical Report or as at the date hereof.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Forooghian + Company Law Corporation and Koffman Kalef LLP, and on behalf of the Underwriters by Cassels Brock & Blackwell LLP. As of the date hereof, the partners and associates of each of Forooghian + Company Law Corporation, Koffman Kalef LLP and Cassels Brock & Blackwell LLP, beneficially own, directly or indirectly, in their respective groups, less than one percent of any class or series of outstanding securities of the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated October 30, 2020, the Corporation was granted exemptive relief from the requirement that this prospectus supplement, the base shelf prospectus and the documents incorporated by reference herein and therein be publicly filed in both the French and English languages. For the purposes of this prospectus supplement, the Corporation is not required to publicly file French versions of this prospectus supplement and the documents incorporated by reference herein.

RISK FACTORS

An investment in the Units is speculative and subject to risks and uncertainties. The risks and uncertainties described or incorporated by reference in this prospectus are not the only ones the Corporation may face. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Corporation and the business, prospects, financial position, financial condition or operating results of the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also become important factors that affect the Corporation and impair the Corporation's business, prospects, financial position, financial condition and operating results.

Prospective investors should carefully consider all information contained in this prospectus supplement, including the base shelf prospectus and all documents incorporated by reference herein and therein, and in particular should give special consideration to the risk factors set out below and under the section titled "Risk Factors" in the base shelf prospectus, as well as in the Arrangement Circular under the heading "The Arrangement - Risk Factors Relating to the Arrangement" and under the section titled "Risk Factors" and in the annual information form of the Corporation, which are incorporated by reference in this prospectus and which may be accessed on the Corporation's SEDAR profile at www.sedar.com, and the information contained in the section entitled "Cautionary Note Regarding Forward-Looking Statements".

Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability, resulting in a profound impact on the global economy. Many industries, including the mining sector, are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market instability continue, the Corporation's operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Public Health Crises, including the COVID-19 Pandemic

Vizsla Silver's business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and/or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, social and physical distancing measures, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Corporation. Operations at the Panuco Project could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco Project is further suspended or delayed, it may have a material adverse impact on Vizsla Silver's results of operations, financial condition and the trading price of the Common Shares.

The risks to Vizsla Silver's business associated with COVID-19 include, without limitation, risks related to breach of material contracts, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control the pandemic and future outbreaks or other adverse public health developments globally and other factors that will depend on future developments beyond Vizsla Silver's control, which may have a material and adverse effect on Vizsla Silver's business, financial condition and results of operations. In addition, Vizsla Silver may experience business interruptions as a result of suspended or reduced operations at the Panuco Project, relating to the COVID- 19 outbreak or such other events that are beyond the control of Vizsla Silver, which could in turn have a material adverse impact on Vizsla Silver's business, operating results, financial condition and the market for its securities. As at the date of this prospectus supplement, the occurrence of any further business disruptions and the financial impact of the COVID-19 outbreak cannot be reasonably estimated and it is unknown how Vizsla Silver may be affected if the COVID-19 pandemic persists for an extended period of time.

Discretion in the Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from this Offering as described under "Use of Proceeds" and such allocations are based on current expectations of management of the Corporation. However, management will have discretion in the actual application of the net proceeds and may elect to allocate net proceeds differently than is described under "Use of Proceeds" if management believes that it would be in the Corporation's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Failure by management to apply these funds effectively could have a material adverse effect on the Corporation's business.

Dilution from Further Financings

The Corporation may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions and other projects. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Future Sales or Issuances of Securities

As stated above, the Corporation may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions and other projects. As of the date hereof, the Corporation had 32,619,784 convertible securities outstanding, consisting of 23,767,784 warrants and 8,852,000 stock options. These securities may be exercised by the holders from time to time in accordance with their respective terms. Often holders of such securities will sell the underlying Common Shares following exercise of such securities. Further, the Corporation's shareholders may sell substantial amounts of securities of the Corporation following the Offering.

The Corporation cannot predict the size of future sales or issuances of equity securities or convertible debt securities or the effect, if any, that future sales and issuances of equity securities or convertible debt securities may have on the market price of the Common Shares. However, sales or issuances of a substantial number of equity securities or convertible debt securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Liquidity and Capital Resources

The Corporation will require additional financing over and above the Offering in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares and securities convertible or exercisable into Common Shares. Factors that could affect the availability of financing include, but are not limited to, the progress and results of ongoing exploration at the Corporation's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global silver and gold markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation.

Negative Operating Cash Flow and Additional Funding

The Corporation is an exploration stage company with limited financial resources and has not generated cash flow from operations. During the periods represented by the Annual Financial Statements and the Interim Financial Statements, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. The Corporation is devoting significant resources to the development and acquisition of its properties; however, there can be no assurance that it will generate positive cash flow from operations in the future. To the extent that the Corporation has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. There can be no assurance that the Corporation will be able to generate a positive cash flow from its operations. In addition, there can be no assurance that additional funding will be available to the Corporation for the exploration and development of its projects. Furthermore, significant additional financing, whether through the issuance of additional securities and/or debt, will be required to continue the development of the Panuco Project. There can be no assurance that the Corporation will be able to obtain adequate additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Panuco Project.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Corporation. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuations and the Corporation's financial condition and results of operations as reflected in the Corporation's continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Corporation's public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Corporation's securities or other companies in the resource sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

The Offering Price may not necessarily reflect the prevailing market price of the Common Shares following the Offering. If an active market for the Common Shares is not maintained, the liquidity of a shareholder's investment may be limited and the price of the Common Shares may decline below the Offering Price. If such a market is not maintained, investors may lose their entire investment in the Units.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management's attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

Speculative Nature of Warrants

The Warrants do not confer any rights of Common Share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire Common Shares and pay an exercise price of C$3.25 per Warrant Share, subject to certain adjustments, prior to 18 months following the Closing Date, after which date any unexercised Warrants will expire and have no further value. Moreover, following this Offering, the market value of the Warrants, if any, is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their imputed offering price. There is no current market through which the Warrants may be sold and purchasers of Units may not be able to resell the Warrants purchased under this prospectus supplement. The Warrants will not be listed on the TSXV or any other stock exchange or marketplace. There can be no assurance that the market price of the Common Shares (including the Warrant Shares) will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.

The Corporation May Not Realize Its Strategy

As part of its strategy, the Corporation will continue existing efforts to locate and develop exploration properties with the goal of developing producing mines. A number of risks and uncertainties are associated with such properties and the Corporation may not realize the benefits anticipated. The acquisition and development of new mining properties is subject to uncertainties relating to capital and other costs and is subject to numerous risks, including financing, political, regulatory, design, construction, labor, operating, technical and technological risks. The failure to develop one or more of these properties successfully could have an adverse effect on the Corporation's financial position and results of operations.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal advisor.

C-1

CERTIFICATE OF THE CORPORATION

Dated: May 28, 2021

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

VIZSLA SILVER CORP.

"Michael Konnert"	"Mahesh Liyanage"
MICHAEL KONNERT	MAHESH LIYANAGE
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Craig Parry"	"Simon Cmrlec"
CRAIG PARRY	SIMON CMRLEC
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITERS

Dated: May 28, 2021

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada, other than Québec.

CANACCORD GENUITY CORP.

               "David Sadowski"

DAVID SADOWSKI

Managing Director, Investment Banking

PI FINANCIAL CORP.

               "Dan Barnholden"

DAN BARNHOLDEN

Managing Director, Head of Investment Banking

CLARUS SECURITIES INC.

               "Robert Orviss"

ROBERT ORVISS

Managing Director

SPROTT CAPITAL PARTNERS LP

               "David Wargo"

DAVID WARGO

Head of Investment Banking